Exhibit 99.(a)(3)

Dixon Mill Investor, LLC
350 Veterans Boulevard
Rutherford, New Jersey 07070

          December 1, 2004

TO HOLDERS OF UNITS OF
WILDER RICHMAN HISTORIC PROPERTIES II, L.P.

      Re: Offer to Purchase Units for $13,000 Per Unit

Dear Unit Holder:

        Enclosed is an OFFER TO PURCHASE 150 units of limited partnership interests ("Units") of Wilder Richman Historic Properties II, L.P. (the "Partnership") at a cash purchase price of $13,000 per Unit, without interest, less the amount of distributions made to you after the date of the Offer. Transfer fees, if any, will be paid by the Purchaser and will not be deducted from your proceeds. Capitalized terms not defined herein shall have the meanings given to them in the Offer to Purchase, dated December 1, 2004.

        Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

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  The Offer price is EQUAL TO OR HIGHER THAN CERTAIN PRIOR OFFERS for Units of which Purchaser is aware, made in June 2003 for up to 80 Units at a price of $9,200 per Unit (equivalent to $7,875 per Unit, or approximately 10% of the outstanding Units, taking into account the August 2003 distribution of approximately $1,325 per Unit), in January 2004 for 32 Units, or approximately 4% of the outstanding Units, at a price of $11,500 per Unit, in January 2004 for 317 Units, or approximately 40% of the outstanding Units, at a price of $13,500 per Unit, and in August 2004 for 19.5 Units, or approximately 2.4% of the outstanding Units, at a price of $12,500 per Unit.

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  On July 1, 2003, the General Partner of the Partnership filed a definitive consent solicitation statement with the Securities and Exchange Commission (the "General Partner's Consent Solicitation") asking limited partners to authorize the sale of the Partnership's properties for any amount that results in a distribution of cash to the limited partners of at least $9,000 per Unit (equivalent to $7,675 per Unit, taking into account the August 2003 distribution of approximately $1,325 per Unit, which, according to the General Partner's Consent Solicitation, would have reduced the amount of any distribution resulting from a sale of the Partnership's properties on a dollar for dollar basis).

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  The General Partner recently received offers to purchase the Partnership's properties from the bidders that made identical offers in June 2003. Since the offers received were the same as the offers produced by the previous marketing, and since a significant number of Unit holders have sold their Units in the recent tender offers, we do not believe that the General Partner intends to ask the Limited Partners to vote to authorize the sale of the Partnership properties at this time.

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  Our Offer gives you the opportunity to receive $13,000 per Unit in CASH without waiting for an uncertain transaction.

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  $13,000 per Unit is $4,000 per Unit (or $5,325 per Unit, taking into account the August 2003 distribution of approximately $1,325 per Unit) more than the amount that we believe would be distributed if a proposal similar to the one described in the General Partner's Consent Solicitation were approved by the limited partners.

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  If the Partnership elects to sell its properties, the Operating General Partner (as defined herein) has an option to acquire all the Purchaser's interests in the operating partnerships for the amount that the Partnership would have received in the sale. The Purchaser believes that the Operating General Partner would exercise this option if the General Partner proceeds with a proposal similar to the one set forth in the General Partner's Consent Solicitation and it is approved by the limited partners.

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  The Partnership has recently received two non-binding offers to purchase the Partnership's properties. The General Partner estimated that, depending on the outcome of due diligence by prospective purchasers, a sale of the properties pursuant to one of such offers would result in a distribution of from $9,600 to $10,800.

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  The General Partner stated in the Partnership's Quarterly Report on Form 10-Q for the period ended November 30, 2003 that, according to the Operating General Partner's preliminary capital needs assessment, the Partnership's properties need $12 million in capital improvements. As stated in the Partnership's Quarterly Report on Form 10-Q for the period ended August 31, 2004, the Partnership anticipates spending $2.3 million in capital improvements in 2004. Furthermore, the local rental market has recently softened and, as a result, the Partnership has reduced its rental rates and offered concessions in order to maintain its position in the market, which has adversely affected cash flow. Depending on market conditions, rents may need to be further adjusted.

        We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal (green form) promptly in the envelope provided.

        The Offer is scheduled to expire on January 7, 2004. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact our information agent, MacKenzie Partners, at (800) 322-2885 (toll free).

Very truly yours,
DIXON MILL INVESTOR, LLC